UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

CALIFORNIA TEQUILA, Inc.

(Exact name of issuer as specified in its charter)

California	851049284
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

California Tequila, Inc.

30012 Aventura, Suite A

Rancho Santa Margarita, California 92688

 (Full mailing address of principal executive offices)

310-427-9779

(Issuer’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “California Tequila,” “we,” “us,” “our” or “the Company” refers to California Tequila, Inc., a California corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict, and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY

Overview

California Tequila, Inc. (the “Company”) was incorporated under the laws of California on April 27, 2020. The Company is principally engaged in the business of importing, marketing, and selling ultra-premium tequila products under its “AsomBroso” brand. AsomBroso is the cognate of the Spanish word for “amazing.” The Company offers AsomBroso Tequila products across the entire price point spectrum of the ultra-premium tequila category, from its AsomBroso Silver (USA MSRP $40.00/bottle) to its award-winning 12-year-aged Collaboration Extra Anejo (USA MSRP $2,200.00/bottle). The Company’s flavored whiskeys under its “Knucklenoggin” brand offer four flavors: salted caramel, peanut butter, kettle corn, and cinnamon, each with a U.S. MSRP of $22.00 per bottle.

The Company’s tequila products are now manufactured at Destiladora de Agave Azul Distillery, situated within Jalisco, Mexico, a state renowned for the production of a Mexican national resource, agave tequila. The move to Destiladora de Agave Azul Distillery allows the Company to produce additive-free products. AsomBroso has been certified by the province of Jalisco to use the geographic distinctions of “Tequila” and/or “Tequila 100% De Agave” and continues to maintain such standards. The Company currently distributes AsomBroso tequilas and Knucklenoggin Whiskey in thirty-one states and Alberta, Canada, with plans to expand into new territories.

Results of Operations

Revenue

Revenue for the six-month period ended June 30, 2026 (“Interim 2026”) was $187,774, as compared to $792,272 for the six-month period ended June 30, 2025 (“Interim 2025”). The decrease in revenues was primarily due to the slowdown in the US economy and the normalization in the spirits markets following two years of outsized growth. The decline also reflected management’s deliberate decision to reduce shipments of products featuring legacy packaging in advance of the introduction of the Crown Collection™. Management believes this strategy contributed materially to the reduction in first-half revenue by allowing distributors and retailers to sell through existing inventory before the introduction of the Company’s new packaging. This allowed us to avoid having two generations of packaging competing on retail shelves while eliminating the significant cost and disruption of repurchasing legacy inventory from distributors and retailers. We believe this disciplined approach protects the integrity of the brand and positions us for a much stronger national launch.

The cost of goods sold includes the cost of our Tequila and Whiskey goods, supplies, materials, shipping, and other revenue-related expenses. The cost of goods sold for Interim 2026 was $83,219 compared to $425,618 for Interim 2025, a decrease of $342,339 or 81%. The decrease in cost of goods sold resulted primarily from lower sales volume and a product mix weighted toward higher-gross-profit products during the first two quarters, as retailers sold through legacy packaging in advance of the planned rollout of the new packaging in the third quarter.

SG&A expenses consist primarily of wages and salaries, payroll expenses, insurance, legal and professional services, including consulting, legal, and accounting fees, rent, utilities, office supplies, plus travel expenses and other general corporate expenses. Sales and Marketing expenses for Interim 2026 were $52,334 compared to $174,280 for Interim 2025, a 70% decrease. The Company reduced its marketing spend prior to the launch of the new Crown Collection™.

General and administrative (G&A) expenses for Interim 2026 were $469,336 compared to $674,131 for Interim 2025, a decrease of $204,795 or 30%. The decrease primarily reflected strategic reductions across general and administrative expense categories.

Our net loss for Interim 2026 was $(410,116) compared to $(470,958) for Interim 2025. The improvement in profitability was due to a strong focus on reducing expenses.

Liquidity and Capital Resources

Our total assets on June 30, 2026, were $1,908,465, which included accounts receivable in the amount of $157,466. The Company also receives occasional loans from its Chief Executive Officer to meet operational needs.

As of June 30, 2026, we had cash on hand of $23,365, inventory of $1,692,103, and accounts receivable (net) of $157,466 and total liabilities of $472,318.

Based upon our current operating plan, the Company expects that its liquidity requirements during the next twelve months will be funded through a combination of cash generated from operations, existing working capital and additional financing. The Company’s ability to execute its operating plan is dependent in part upon generating increased revenues and obtaining sufficient additional capital when required. There can be no assurance that additional financing will be available on acceptable terms, or at all.

Operating Activities

For Interim 2026, cash used in operating activities was in the amount of $(228,388) compared to $(107,543) for Interim 2025. The increase in cash used in operating activities was mainly due to a reduction in revenue.

Investing Activities

For Interim 2026, cash used in investing activities remained $0 from $0 for Interim 2025. The company determined it did not need to utilize cash for investing activities during Interim 2026.

Financing Activities

For Interim 2026, cash provided by financing activities was in the amount of $195,000 compared to $0 for Interim 2025. The increase in cash provided by financing activities was primarily due to proceeds received under a convertible note.

On April 19, 2020, the Company received an SBA Loan in the amount of $416,500 with an interest rate of 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.  As of Interim 2025, the amount outstanding is $329,163 in principal and $29,000 in interest payable. The Company notes that this loan is not eligible for forgiveness.

In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock. The Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 per share. In aggregate, in 2022, the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218. Additonally, in 2022, the Company issued 2,042,990 shares of Class A Common Stock to an accredited investor for total proceeds of $2,968,279.

In 2023, the Company issued 536,842 shares of Class A Common Stock to an accredited investor for total proceeds of $2,956,721.

On June 10, 2026, the Company received a Convertible Note in the amount of $195,000 with an interest rate of 8.0%. The outstanding principal balance and accrued interest automatically converts into equity securities of the Company on June 30, 2029.

As of December 31, 2025, the Company had 10,004,898 shares of Common Stock issued and outstanding, consisting of 9,318,085 Class A voting shares and 686,813 Class B non-voting shares

Subsequent Events

The following table displays, as of June 30, 2026, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock:

Title of Class	Name of beneficial owner	Address	Amount and nature of beneficial ownership (Shares)	Amount and nature of beneficial ownership acquirable	Percent of Class A	Percent of ALL Classes of Shares
Class A Voting Common Stock	Richard D Gamarra Living Trust	30012 Aventura Rancho Santa Margarita CA 92688	7,247,301	7,247,301	60.7%	57.4%
Class A Voting Common Stock	Rajan Bhadresh Patel	106 Hudson Bridge Ct, Stockbridge, GA 30281	2,598,832	2,598,832	21.8%	20.6%
Class A Voting Common Stock and Class B Non-Voting Stock	Andrew and Anna Ulmer Living Trust	30012 Aventura Rancho Santa Margarita CA 92688	2,077,809	2,077,809	17.0%	16.5%

Trends

Industry data published by the Distilled Spirits Council of the United States (“DISCUS”) and IWSR indicate that tequila remained among the stronger-performing major spirits categories in the United States during 2025 and early 2026. The Company monitors category growth, consumer spending trends, distributor performance and changes in demand for premium spirits because these factors may materially affect its results of operations.

The Company intends to support domestic and international growth, particularly in the super-premium and high-end segments, through the rollout of its Crown Collection™ and Diamond Collection™ packaging platforms and related sales and marketing initiatives. There can be no assurance that these initiatives will result in increased sales or improved operating results.

Item 2.	Other Information

None.

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2025. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2026, are not necessarily indicative of the results that can be expected for the year ending December 31, 2026.

CALIFORNIA TEQUILA, INC.

Financial Statements

As of June 30, 2026 (unaudited) and December 31, 2025 (audited), and for the interim periods presented (Expressed in United States Dollars)

(Expressed in United States Dollars)

CALIFORNIA TEQUILA, INC.

BALANCE SHEETS

For the six-month periods Ended June 30, 2026 (Unaudited) and Year End 2025 (Audited)	2025	2026
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & cash equivalents	$22,181	$23,365
Accounts receivable—net	351,938	157,466
Due from related party	73,169	-
Inventories	1,559,169	1,692,103
Total current assets	2,006,457	1,872,934

Property and equipment, net	74,342	34,659
Tequila barrel inventory	-	-
Other assets	872	872
Total assets	$2,081,671	$1,908,465

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$226,361	$136,717
Accrued expenses	0	154,119
Loan payable, current portion	44,383	24,360
Interest payable	4,587	157,122
Due to related party	-	-
Total current liabilities	275,331	472,318

Loan payable	2,896,149	2,701,065
Total liabilities	3,171,480	3,173,383

STOCKHOLDERS' EQUITY
Common stock	14,224,608	14,459,615
Additional paid-in capital
Subscription receivable	-	-
Retained earnings/(accumulated deficit)	(15,314,417)	(15,724,533)
Total stockholders' equity	(1,089,809)	(1,264,918)

Total liabilities and stockholders' equity	$2,081,671	$1,908,465

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods Ended June 30, 2026 (Unaudited) and Year End 2025 (Audited)	2025	2026
(USD $ in Dollars)
Net revenue	$1,569,063	$187,774
Cost of goods sold	1,416,739	83,219
Gross profit	152,324	104,555

Operating expenses
General and administrative	1,563,001	469,336
Sales and marketing	391,318	52,334
Total operating expenses	1,954,319	521,670

Operating loss	(1,801,995)	(417,115)

Interest expense	237,468	-
Other income	(1,958)	6,999
Loss before provision for income taxes	(2,037,505)	(410,116)
Provision/(benefit) for income taxes	-	-

Net Loss	$(2,037,505)	$(410,116)

In the opinion of management, all adjustments necessary in order to make the interim fiancial statements not misleading have been included.

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

For the six-month periods Ended June 30, 2026 (Unaudited) and 2025 (Audited)

	Common Stock Class A		Common Stock Class B				Total
					Additional Paid-In	Accumulated	Stockholders'
(in $US)	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2023	9,318,085	$9,318	686,813	$687	$12,271,655	$-9,846,860	$2,434,800
Stock-based compensation	-	-	-	-	$1,619,520	-	$1,619,520
Net loss	-	-	-	-	-	$-3,430,052	$-3,430,052
Balance—December 31, 2024	9,318,085	$9,318	686,813	$687	$13,891,175	$-13,276,912	$624,268
Stock-based compensation	-	$-	-	-	$323,428	-	$323,428
Net loss	-	-	-	-	-	$-2,037,505	$-2,037,505
Balance—December 31, 2025	9,318,085	$9,318	686,813	$687	$14,214,603	$-15,314,417	$-1,089,809
Net loss	-	-	-	-	-	$-410,116	$-410,116
Balance—June 30, 2026	9,318,085	$9,318	686,813	$687	$14,214,603	$-15,724,533	$-1,499,925

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods Ended June 30, 2026 (Unaudited) and 2025 (Audited)	2025	2026
(USD $ in Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,037,505)	$(410,116)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	-	-
Depreciation	20,987	-
Stock-based compensation	323,428	-
Changes in operating assets and liabilities:
Accounts receivable	443,135	267,641
Due from related party	62,461	-
Inventory	962,214	(146,346)
Tequila barrel inventory	-	-
Accounts payable	44,043	56,379
Interest payable	(12,051)	2,253
Other current liabilities	1,801	1,801
Net cash used in operating activities	(191,487)	(228,388)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	21,700	42,377
Net cash used in investing activities	21,700	42,377

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds (repayment) from loan payable	(293)	187,194
Line of credit repayment	-	-
Issuance of common stock	-	-
Dividends / distributions	-	-
Net cash provided/(used) by financing activities	(293)	187,194

Change in cash	(170,080)	1,184
Cash—beginning of year	192,261	22,181
Cash—end of year	$22,181	$23,365

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$249,519	$157,122
Cash paid during the year for income taxes	$-	$-

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

1.	NATURE OF OPERATIONS

California Tequila, Inc. (the “Company”), is a corporation organized April 27, 2020, under the laws of California. The Company was created to import and distribute AsomBroso brand tequila, a high-end ultra-premium tequila made in the Jalisco region of Mexico and Knucklenoggin Whiskey, and assortment of flavored whiskey brands. Products are distributed worldwide.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Our ability to maintain and grow our sales depends on the successful partnership of our distribution network from Reyes Beverage Company, Johnson Brothers to the California Beverage Solution distribution network.  Although the alcohol beverage distribution system in the United States is in a transition phase there can be no assurance that distributors will perform at the same or higher level, or that the transition will not cause temporary disruption in product availability, retailer relationships, or sales volumes.  Any such disruption or failure by our appointed distributors in each state to meet our distribution needs could materially and adversely affect our results of operations and financial condition.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue. As of June 30, 2026, and June 30, 2025, one customer accounted for 23% and 54% of revenue, respectively. As of June 30, 2026, and December 31, 2025, one customer accounted for 29% and 11% of accounts receivable, respectively.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. As of June 30, 2026, and December 31, 2025, the Company’s cash balances were $23,365 and $22,181, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within 30 days from the invoice date. Accounts receivable is stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods and work in progress. The inventory balances of $1,692,103 and $2,404,555 as of June 30, 2026, and June 30, 2025, respectively, consisted of raw goods and finished products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2025.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling liquor products. The Company recognizes revenue from product sales when the goods have been delivered to the customer and the Company has satisfied its performance obligation.

Advertising

The Company expenses advertising costs as they are incurred and includes advertising costs related to the Class B Non-Voting Stocks offerings. Total expense related to the offerings was $0 and $0 for the periods ended June 30, 2026, and 2025, respectively.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

INVENTORY

Inventory was comprised of the following items:

	December 31, 2025	June 30, 2026
Finished goods	789,610	143,408
Work in progress	866,892	1,548,695
Inventories, net	1,656,502	1,692,103

As of June 30, 2026, and December 31, 2025, the Company had zero $0.00 and zero $0.00 in tequila barrel inventory, respectively, which consists of tequila product held in barrels for several years before being sold. As such, the amounts are included in non-current assets on the balance sheets.

3.	PROPERTY AND EQUIPMENT

As of June 30, 2026, and December 31, 2025, property and equipment, net, consisted of:

	December 31, 2025	June 30, 2026
Vehicles	79,036	37,924
Office and warehouse equipment	73,590	55,502
Less: Accumulated depreciation	(78,284)	(58,767)

Property and Equipment, Net	74,342	34,659

Depreciation expense for property and equipment for the six months ended June 30, 2026 and June 30, 2025, was $58,767 and $41,659 respectively.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

4.	LOAN PAYABLE

SBA Loan

On April 19, 2020, California Tequila, Inc., received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.

As of December 31, 2025, and June 30, 2026, the Company had $353,231 and $321,065 in principal outstanding and $24,360 and $24,360 in interest payable, respectively.

Convertible Note

On May 1, 2024, the Company issued a secured convertible note in the principal amount of $2.2 million to Roger William Norman, Trustee of The Roger William Norman Trust. The note bears interest at an annual rate of 10% and matures in three years, on May 1, 2027, at which time all outstanding principal and accrued interest will be due, unless earlier converted in accordance with its terms. The convertible note automatically converts into equity upon the closing of a qualified financing of at least $5.0 million. The conversion price is based on the lower of (i) 80% of the price paid by new investors or (ii) a valuation cap of $55.9 million. In the event of a change in control or at maturity, the holder may also elect to convert the outstanding principal and accrued interest into equity in accordance with the terms of the agreement. The note is governed by the laws of the State of California and is secured by a lien on substantially all of the Company’s assets including equipment, inventory, intellectual property, and accounts—excluding any leased or financed assets. Interest expense related to the convertible note amounted to $220,000 and $147,278, for the years ended December 31, 2025 and 2024, respectively. Accrued interest related to the convertible note amounted to $367,278 and $147,278 as of December 31, 2025 and 2024, respectively.

On June 10, 2026, the Company issued a secured convertible note in the principal amount of $855,000 to K Spirits, LLC. As of June 30, 2026, the Company has received $195,000 of the $855,000 total amount. The note bears interest at an annual rate of 8.0% and matures in three years, on June 30, 2029, at which time all outstanding principal and accrued interest will be due, unless earlier converted in accordance with its terms. The convertible note automatically converts into equity in accordance with the terms of the agreement. Accrued interest related to the convertible note amounted to $0.00 as of June 30, 2026.

5.	CAPITALIZATION and equity transactions

On April 22, 2026, the articles of incorporation were amended, and California Tequila, Inc. is authorized to issue a total of 100,000,000 Class A voting Common Stock shares and 15,000,000 Class B non-voting Common Shares, both at no par value.

In 2026, the Company issued 754,785 shares of Class A common stock against exercise of stock-based compensation grants for services rendered by employees.

As of December 31, 2025, and June 30, 2026, the Company had 10,004,898 shares of Common Stock issued and outstanding, consisting of 9,318,085 Class A voting shares and 686,813 Class B non-voting shares and  12,629,836 shares of Common Stock issued and outstanding, consisting of 11,943,023 Class A voting shares and 686,813 Class B non-voting shares, respectively.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

6.	Income Taxes

The Company intends to file its income tax return for the period ended December 31, 2025, by the due date set by the Internal Revenue Service. The tax return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 (“TJCA”), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward (since incorporation in April 2020) as of December 31, 2025, totaled $2,848,543. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes. The Company has a book to tax difference due to revenue recognition of contract revenue. The net operating loss carryforwards will likely be exhausted in the tax return for the period ended December 31, 2027.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

7.	Commitments and Contingencies

Operating Leases

During 2026 and 2025, the company paid month-to-month rent for an office space to Tangar 1, LLC. Rent expense as of June 30, 2026, and December 31, 2025, was $40,821 and $79,650, respectively.

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 25, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

8.	SUBSEQUENT EVENTS – Change in control / k Spirits transaction

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 25, 2026, which is the date the financial statements were issued.

In September 2026, K Spirits, LLC (“K Spirits”) and the Richard D. Gamarra Living Trust (the “Gamarra Trust”) finalized arrangements relating to a previously executed Stock Purchase Agreement pursuant to which K Spirits acquired rights with respect to 7,247,301 shares of the Company’s Class A voting common stock (the “Subject Shares”) previously held by the Gamarra Trust.

The transaction was a secondary transaction between existing shareholders. The Company did not issue any shares in connection with the transaction and did not receive any proceeds from the transaction.

Pursuant to the applicable transaction documents, the Gamarra Trust maintains a security interest in the Subject Shares securing K Spirits’ obligations to the Gamarra Trust. The Subject Shares remain subject to that security interest and the related rights and remedies provided under the applicable transaction documents.

As of the date of this report, K Spirits holds and exercises the voting rights associated with the Subject Shares and, as a result, exercises voting control over the Company. The Gamarra Trust’s security interest in the Subject Shares remains outstanding.

The respective rights of K Spirits and the Gamarra Trust with respect to the Subject Shares remain subject to the terms and conditions of the applicable transaction documents and applicable law.

The change in control has not resulted in a change to the Company's day-to-day executive management or ordinary-course business operations. Andrew Ulmer continues to serve as Chairman of the Board, Chief Executive Officer and President of the Company and remains responsible for the Company's day-to-day executive management and operations. Following the Transaction, Andrew Ulmer, Anna Harding and Richard Gamarra remain members of the Company's Board of Directors. Doris Esho and Saad Shamoun have been appointed to the Board of Directors and each also serves as a Vice President of the Company. Accordingly, the Company's Board of Directors consists of five directors: Andrew Ulmer, Chairman; Anna Harding; Richard Gamarra; Doris Esho; and Saad Shamoun.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment to the Articles of Incorporation*
2.3	Bylaws*

* Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11474) and incorporated by reference.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Tequila, Inc.

By:

/s/ Andrew Ulmer
Andrew Ulmer, Chief Executive Officer, President
Date: September 25, 2026

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Ulmer
Andrew Ulmer, Chief Executive Officer, President, Chief Financial Officer, and Director
Date: September 25, 2026
Location Signed: City of El Cajon, California